THE SOMERSET GROUP, INC.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):
     September 30, 1994

1. Principles of Consolidation: The consolidated financial statements include the accounts of The Somerset Group, Inc. ("the Company") and its 100% owned subsidiaries and, since August 1, 1993, a 51% owned subsidiary.Significant intercompany transactions and accounts have been eliminated.

2. Investment in First Indiana Corporation: The Company's investment in First Indiana Corporation is stated at cost, adjusted for the Company's share of undistributed earnings, and includes adjustments under the purchase method of accounting. Capital changes of First Indiana Corporation are reflected as a separate component of retained earnings. The Company's percentage of ownership of First Indiana Corporation was 20.4% at September 30, 1994, and 20.6% at December 31, 1993 and September 30, 1993. The Company's equity in earnings of First Indiana Corporation shown in the Consolidated Statements of Income is before
      income taxes.  Federal and state income taxes applicable   to the
      equity earnings are contained as a component of total federal and state income tax expense.

3. Construction Contracts: The Company uses the percentage-of-completion method for reporting profits from construction contracts for financial tements purposes. The units-of-production method is utilized in the computation.

4. Seasonality: The sales and income figures reported for the three months and nine months are not representative of the results for the entire year. The construction related portion of the registrant's business is seasonal in nature.

5. Inventories: Inventories consisted of raw materials and operating supplies.

6. Minority Interest: During 1993, the Company sold a 49% interest in a wholly-owned inactive subsidiary. Following the sale, the subsidiary commenced building a new facility for the manufacture of prestressed concrete beams and girders to be marketed for use in the construction of highway bridges. The result of operations for this subsidiary and the accompanying minority interest are included in the consolidated financial statements since August 1, 1993.

7. Federal and State Income Taxes: The accumulated balance of unremitted income from First Indiana Corporation as of December 31, 1991 is expected to be received by the Company in the form of cash dividends, and accordingly deferred tax expense had been provided under a method that assumes the Company will receive a "Dividend Received Deduction" upon receipt of the income. The effective tax rate for federal and state income tax was 7.9% through December 31, 1991 under this method. Effective January 1, 1992, the Company adopted the policy of providing federal and state income taxes on accumulation of unremitted income at rates in effect for capital transactions. The effective tax rate for federal and state income tax was 39.5% for unremitted income recorded subsequent to January 1, 1992.

 8. Average Shares Outstanding: Income per share is base on the average number of common shares and common share equivalents (stock options) oustanding during the periods. Included in the average shares outstanding for the three months ended September 30, 1994 were 30,421 equivalent shares, and at September 30, 1993 there were 31,860 equivalent shares. There were 31,746 equivalent shares included in average shares outstanding for the nine months ended September 30, 1994, and 20,826 shares included for the nine months ended September 30, 1993. The Company had 45,950 shares, 65,950 shares, and 74,950 shares of its stock reserved for future stock option grants as of September 30, 1994, December 31, 1993, and September 30, 1993.

 9. Treasury Shares: Treasury shares issued to fund employee benefit plans are valued at average cost of all treasury shares at the date of issuance.

10. The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

                                  PART I

     Item 1 - Financial Statements
      The information required by Rule 10.01 of Rgulation S-X is presented on the previous pages.

     Item 2 - Management's Discussion and Analysis of Financial Condition and
                           Results of Operations

     Results of Operations
      During the third quarter and for the first nine months of 1994, the Company experienced a surge in sales compared to 1993. Sales of construction products and services accounted for the sales increase and increased gross profit, while equity income from First Indiana Corporation compared to 1993 was lower for both the third quarter and for the year to date.

      For the three months ended September 30, 1994, the Company recorded net income of $839,000, or $.50 per share, compared to $751,000, or $.46 per share for the same period last year; an increase of 12%. Net income for the first nine months of 1994 amounted to $1,911,000, or $1.15 per share, compared to $1,675,000, or $1.03 per share last year; an increase of 14%. Sales of construction products and services rose sharply during the quarter and were 55% above last year, at over $6.8 million, compared to $4.4 million. Several major projects were in progress during the three months. Some of these will continue through the end of the year and beyond. The projects include a parking garage and a sports stadium. In addition, the company's line of prestressed wall panels continues to be used in the construction of major warehouse and manufacturing facilities, and represented the major portion of the sales increase. Sales for the nine months of the year were 67% ahead of last year, at $17 million, compared to $10.2 million in 1993; in fact, sales for the first nine months of 1994 were 17% above sales for the entire year of 1993. Gross profit on the incrased sales rose 60% during the quarter from $887,000 to $1,421,000. As a percent of sales, gross profit remained relatively stable at 20.8% compared to 20.0% during the three months. This comparison in indicative of the increase in the volume of products sold at approximately the same mix of product lines as last year. For the nine months, gross profit rose 77% from $1,826,000 to $3,226,000. Sixty-seven percent of the increase was due to volume increase and 10% was a result of sales of higher margin product lines, especially wall panels for warehouse and manufacturing facilities.

      The Company's equity income from First Indiana Corporation fell 22% during the third quarter when compared to last year. The lower earnings were not unexpected, since First Indiana reported record earnings in 1993, primarily as a result of home mortgage refinancing that slowed in 1994 as interest rates moved upward. First Indiana's third quarter earnings were 11% above those for the second quarter. For the first nine months of 1994, First Indiana added $1.9 million of income before tax to the company's consolidated results, compared to $2.8 million last year; a decrease of 31%.

      The Bank's margin rose to 4.01% for the quarter ended September 30, 1994, compared with 3.78% one year ago. The margin for the nine months ended September 30, 1994 was 3.93%, compared with 3.51% last year. Net interest income for the three and nine months ended September 30, 1994, amounted to $12.4 million and $36.1 million, compared with $12.0 million and $33.2 million in 1993. Total assets remained unchanged at $1.3 billion. Shareholders' equity grew to $119 million, compared with $111 million one year ago. First Indiana is implementing a strategy to increase its focus on being a niche bank with efficient processes and systems. First Indiana intends to excel in targeted markets with carefully chosen products and streamlined processes. The Bank will concentrate on residential mortgage, home equity, and construction and other business lending. During the quarter, First Indiana discontinued its indirect auto lending business and increased its focus on these areas of real estate lending where it has a significant market share and a wide variety of products. Selling and general and administrative expenses were higher for both the third quarter and the first nine months of 1994 compared to 1993. These increases were a direct result of the increase in sales during the 1994 periods compared to 1993. Increases in commissions and other forms of incentive based compensation were the primary cause for the increases. There was not an increase in the net number of employees in these categories. Interest expense was lower for both the third quarter and the nine month periods due to the replacement on October 1, 1993 of long-term 10% subordinated debentures with long-term bank debt at a lower interest rate.

     Capital Resources and Liquidity
      The Company's liquidity and capital resources remained in a relatively strong position at September 30, 1994. The ratio of current assets to current liabilities stood at 3.1 to 1.0 at September 30, 1994, compared to 3.6 to 1.0 at December 31, 1993 and 4.0 to 1.0 at September 30, 1993. Net working capital increased to $5.8 million, compared to $4.9 million at December 31, 1993, and $5.6 million at September 30, 1993. The decline in current ratio at September 30, 1994 compared to September 30, 1994 was primarily a result of the use of cash for the purchase of capital equipment and additional shares of First Indiana Corporation which are long-term assets. Operations provided cash of $552,000 during the three months ended September 30, 1994 and used cash of $511,000 during the first nine months of 1994. During the third quarter of last year operations provided cash of $449,000 and $390,000 for the nine month period. The increased usage of cash during the nine months of 1994 (a net change of over $900,000) wa a result of the increase in sales and volume levels of the construction operations that required significant amounts of working capital. The value of accounts receivable, contracts in progress-unbilled, and inventories increased over $3.5 million since December 31, 1993. Because of the seasonal nature of the construction industry, the first half of a year is historically a period of cash usage as projects commence on-site activity following the winter searson. This trend starts to reverse during the third quarter. The fourth quarter is normally the strongest period for cash generation as construction activity slows and cash is received from projects completed. The trend has continued in 1994 and is particularly evident from the increase in accounts receivable and contracts in progress-unbilled.

      During the nine months, $573,000 was also expended to purchase 34,999 additional shares of First Indiana Corporation, and $1,015,000 was used to purchase property, plant and equipment, primarily for a bridge product manufacturing facility that commenced production during the first quarter of 1994. Long-term debt was essentially unchanged in total between September 30, 1994, December 31, 1993, and September 30, 1993. However, the components of the long-term debt changed. Subsequent to September 30, 1993, the 10% subordinated debenture was retired early and replaced with bank debt at a lower rate, and the Company exercised its option to purchase land that had been acquired under a lease/purchase agreement. During 1994, a lease/purchase agreement was entered for one major unit of material handling equipment. The Company intends to fund its replacement capital expenditures from working capital generated from operations, and will incur outside borrowing for acquisitions or major expansions of facilities. There are no acquisitions currently under consideration, and the major portion of expenditures for a new bridge products manufacturing facility have been incurred. Working capital needs of the Company are influenced by weather conditions, since a major portion of its operations are conducted outdoors in the construction industry. Also, the timing of progress payment on construction projects can cause major fluctuations in cash flow. Because of these fluctuations during the year, the Company has $3 million in bank credit facilities available for use during the peak periods of the cycle. Shareholders equity at September 30, 1994, amounted to $25.7 million, or $15.69 per share, compared to $14.89 at December 31, 1993, and $14.53 at September 30, 1993.





















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